1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 15, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Global Counterpoint Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017.  The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 180 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 15, 2017.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please revise the disclosure to include a description of the MSCI All Country World Index (ACWI).

Response 1.                               The disclosure has been revised accordingly; specifically, the following statement has been added to the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” following first mention of the index: “The MSCI All Country World Index (ACWI) is a free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets.”

Comment 2.

Consistent with the Staff’s position regarding funds with “Global” in their name, please revise the disclosure to include how the Fund determines to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Furthermore, please supplementally explain how using jurisdiction of organization in determining whether an issuer is an issuer of a particular country or region satisfies Rule 35d-1.

Response 2.                               The disclosure has been revised accordingly.  Furthermore, we believe that jurisdiction of organization is an appropriate factor for determining compliance with Rule 35d-1.  In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer.  Accordingly, we believe that satisfying the third prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.  In response to prior Staff comments, disclosure is included to clarify that a particular issuer could be deemed to be from more than one country under the current three prong test.

Furthermore, consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world.  We would respectfully note that we believe that the Fund’s current disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

Comment 3.

Please revise the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to clarify what the Fund will invest in, rather than what the Fund may invest in.

Response 3.                               We respectfully acknowledge the comment; however, we believe the current language to be the appropriate disclosure of investments tied to the Fund’s principal investment strategies.  The Fund may allocate its assets to these principal investment strategies in varying degrees.

Comment 4.	Please supplementally provide the extent to which the Fund may invest in privately placed and restricted securities.

Response 4.                               Consistent with current disclosure, the Fund will not purchase privately placed and restricted securities if deemed illiquid and investing in such would cause the Fund to have invested greater than 15% of its net assets in illiquid securities, determined at the time of investment. We hereby confirm that privately placed and restricted securities do not currently constitute part of the Fund’s principal investment strategy.

Comment 5.	To the extent that the Fund will invest in derivatives as a principal investment strategy, please add appropriate disclosure.

Response 5. We respectfully acknowledge the comment; however, the Fund does not intend to invest in derivatives as a principal investment strategy.

Comment 6.	Please supplementally confirm whether the Fund may invest in non-traded real estate investment trusts (“REITs”) and, if so, please provide the extent to which the Fund may invest in such.

Response 6.                               We hereby confirm that the Fund may currently invest in non-traded REITs in an amount up to 10% of its assets, but that non-traded REITs will not constitute part of the Fund’s principal investment strategy.

Comment 7.

Please revise the disclosure in the section of the Fund’s prospectus entitled “Additional Information About the Fund’s Investment Strategies and Related Risks” to include private placements and restricted securities.

Response 7. The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 8.	With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 8. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E)

of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel).  Thank you.

Best regards,

/s/ Allison M. Fumai
Allison M. Fumai